W.S. INDUSTRIES, INC.
                                7630 Winston Road
                              Burnaby, B.C. Canada
                                     V5A 2H4




August 25, 2005

MAIL STOP 0308
______________

Mr. H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:         W.S. Industries, Inc. ("Registrant")
            Form SB-2
            Filed December 7, 2004
            File Number 333-121044

Gentlemen:

In response to your comments dated August 12, 2005, enclosed are three (3) red-lined copies of Amendment No. 3 to the above-referenced registration statement, and a type-set copy of the prospectus, all with the following amendments, corresponding to your enumerated paragraphs:

USE OF PROCEEDS, PAGE 12

1. The filing has been revised to reflect the expansion of our storage facility and the financing thereof from proceeds of the offering or pre-payment of storage fees.

2. The apparent inconsistencies have been addressed and we have disclosed the necessity to raise additional funds in the event only 25% of the shares are sold. We will have sufficient funds if 50% of the proceeds are received.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES, PAGE 17

3.   The table has been revised as per your comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 20

CRITICAL ACCOUNTING POLICIES, PAGE 25

4.   The exchange rate has been updated.


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W.S. Industries, Inc.
August 25, 2005
Page 2


PLAN OF OPERATIONS, PAGE 23

5. We have disclosed on the face of the financial statements and in the footnotes the aggregate foreign currency transaction gain or loss included in determining net loss in each period for which a statement of operations is presented. Additionally the disclosure required by paragraph 31 of SFAS 52 and paragraph 22 of SFAS 130 has been provided. A Significant Accounting Policy, Comprehensive Loss, was added to Note 2.

6. Milestone paragraph four has been revised to address the inconsistency and disclose the priority of our financing sources.

7.   The section has been revised in accordance with your comment.

8. We have quantified our website development and maintenance budget in milestone paragraph four. Additionally we have expanded the disclosure to clarify the expected source of necessary additional funds.

9. Milestone paragraph four has been revised consistent with your comment to reflect that the additional financing needed is $9,000.

RESULTS OF OPERATIONS, PAGE 25

LIQUIDITY AND CAPITAL RESOURCES, PAGE 25

10. The disclosures in this section have been revised and expanded to address the capacity/financing issues and the sources of financing for same.

FINANCIAL STATEMENTS, PAGE37

11. The fiscal year-end has been revised in the Critical Accounting Policy section to reflect our fiscal year is from September 1 through August 31. As our fiscal year-end is August 31, our financial statements currently satisfy the updating requirements of Item 310(g) of Regulation S-B.


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W.S. Industries, Inc.
August 25, 2005
Page 3

We sincerely trust this response and amendment satisfies all the Staff's concerns and that we will be able to obtain an effective date in short order.

Thank you for your kind consideration in this matter.



Very truly yours,


/s/ JAMES F. DEMPSEY
____________________
    James F. Dempsey
    President

cc:   Amisano Hanson, Chartered Accountants
      Michael J. Morrison, Esq.